

Mail Stop 3561

June 12, 2017

Charles J. Shea
Chief Executive Officer
Federal Street Acquisition Corp.
100 Federal Street, 35th Floor
Boston, MA 02110

      Re: Federal Street Acquisition Corp.
              Draft Registration Statement on Form S-1
              Submitted May 16, 2017
              CIK No. 0001701821

Dear Mr. Shea:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Cover Page

2. With respect to the conversion ratio for the Class F common stock, please revise to clarify when shares or equity-linked securities will be considered "issued or deemed issued in connection with the initial business combination" as compared to when they will be considered to be issued "to any seller in the initial business combination."

Risk Factors, page 29

The grant of registration rights, page 42

3. Please quantify the shares subject to registration rights so that investors understand the magnitude of the risk.

We may amend the terms of the public warrants, page 56

4. Please revise your prospectus summary to clarify that you may amend the terms of the warrants, with the approval of at least 50% of the then outstanding public warrants.

You may contact Melissa Gilmore at (202) 551-3777 or Andrew Mew, Senior Assistant Chief Accountant, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3584 with any other questions.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure

cc: Alexander D. Lynch, Esq.
        Weil, Gotshal & Manges LLP